LIFT Aircraft Inc.

ANNUAL REPORT

3402 Mount Bonnell Road
Austin, TX 78731
8337433448
https://www.liftaircraft.com/

This Annual Report is dated April 28, 2026.

BUSINESS

Overview

LIFT Aircraft Inc. (LIFT) was founded in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. Leveraging advancements in batteries, distributed electric propulsion, flight control systems, the company has developed a personal, electric, vertical take-off and landing (eVTOL) aircraft called HEXA. HEXA conforms to the Federal Aviation Administration's (FAA) ultralight category, which does not require type certification and allows anyone to fly without a pilot's license.

Taking a conservative, safety focussed approach, HEXA is flown only under the supervision of LIFT staff in approved "geo-fenced" flight areas and is programmed with different flight modes which limit the aircraft's flight envelope. Starting in 2023, LIFT began to make flight training and pay-per-flight rentals of HEXA available to the public in its most conservative "Beginner" mode. Intermediate, Advanced, and Expert modes are being developed and will be progressively launched, allowing pilots to fly higher, faster, and farther - eventually enabling point to point personal transportation.

HEXA has several unique design features, for which LIFT has been issued U.S. Patent No. D931,182 covering HEXA's design and U.S. Patent No. 11,487,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System".

Business Model

LIFT has a unique strategy in the emerging eVTOL industry. Most in the industry are developing larger, more complex, "powered-lift" category aircraft designed to both takeoff and land vertically and transition to wingborne flight for short to medium range, regional, commercial passenger ("air taxi") flights. These aircraft are inherently complex, and FAA type certification has proven to be extremely costly, time consuming, and uncertain. Even if certified, it's unclear if they will be able to meet the FAA's fuel reserve requirements with any useful range.

Alternatively, LIFT's first aircraft, HEXA, conforms to the FAA's Ultralight category where no FAA aircraft or pilot certification is required - so HEXA can be rented to, and piloted by, anyone. HEXA is a personal (single seat) electric multirotor that is designed for efficient hover like a traditional helicopter - but leverages distributed electric propulsion and semi-autonomous flight controls, resulting in a rotorcraft that is dramatically more redundant, quieter, simpler, and less expensive to operate. Hover-optimized multirotor aircraft have better maneuverability, wind resilience, redundancy and lower power consumption than powered-lift aircraft while hovering. .

Rather than selling HEXA to end-users, LIFT is producing fleets of HEXAs and offering training and pay-per-flight rentals - enabling anyone to learn to fly in "Beginner Mode" in less than an hour. LIFT is developing a network of "vertiport" locations that its member-pilots will be able to fly from and between in geospatially mapped and geofenced flight areas and corridors. Training includes flying in LIFT's proprietary, full motion, virtual reality HEXA simulators - pilots can unlock more advanced flight modes with additional training.

While powered-lift aircraft are theoretically capable of faster and longer-range flight, we believe the incremental time savings is not worth the tradeoffs in safety and hover performance for short range flights less than fifteen miles. The vast majority of trips by car in the United States are less than fifteen miles, and we designed HEXA to enable point to point, personal aerial mobility for these short range trips.

In addition to recreation and personal transportation, the company will offer HEXA to public agencies for emergency response and defense missions as well. When flown for recreation and personal use, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules). In the future, LIFT plans on selling HEXA or similar aircraft to end users, likely starting with defense or first response users and eventually to individuals for personal transportation.

HEXA is MOSAIC-ready. MOSAIC (Modernization of Special Airworthiness Certification) is a newly released FAA regulation that dramatically expands the Light Sport aircraft category by including electrically powered aircraft, including rotorcraft and eVTOLs. LIFT intends to certify a MOSAIC version of HEXA, and offer additional training to its pilots, which will dramatically expand LIFT's available flight options to include flights over congested areas and at night.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $253,652.34
Number of Securities Sold: 92,179
Use of proceeds: General corporate purposes
Date: February 08, 2023
Offering exemption relied upon: Regulation A+

Type of security sold: Convertible Note
Final amount sold: $306,473.32
Use of proceeds: General corporate purposes
Date: March 14, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,241,429.42
Number of Securities Sold: 984,223
Use of proceeds: General corporate purposes
Date: May 08, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 19,069
Use of proceeds: N/A
Date: May 08, 2023
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $300,000.00
Use of proceeds: General corporate purposes
Date: December 20, 2023
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,633,612.00
Number of Securities Sold: 739,191
Use of proceeds: General corporate purposes
Date: February 22, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenues

Revenues decreased by $1,102,649 (or 31.31%) to $2,418,890 for the year ended December 31, 2025 ("Fiscal 2025") from $3,521,639 for the year ended December 31, 2024 ("Fiscal 2024"). The company's revenue change reflects the company's transition from government funded research and development services and flight exhibition fees to its commercial pay-per-flight rental revenue.

Operating Expenses

The company recorded total operating expenses of $4,648,243 in Fiscal 2025 compared with $5,644,064 in Fiscal 2024. The decrease of $995,821 (or 17.64%) in our total operating expenses resulted largely from a

$857,362 year-over-year decrease in depreciation and amortization expense from $1,701,320 in 2024 to $843,958 in 2025

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses increased slightly by $659 (or 8.38%) from $7,868 in Fiscal 2024 to $8,527 in 2025.

Net Loss
Accordingly, the company's net loss in Fiscal 2025 increased by $319,687 (or 15.06%) to $2,432,112 from $2,122,425 in Fiscal 2024.

Liquidity and Capital Resources

The Company has primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation CF and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Department of War and other customers. As of December 31, 2025, the company had approximately $634,461 in cash and cash equivalents on hand. Based on our forecast for sales and revenue, we believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the end of Q4, 2026. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $634,461.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Founder, CEO, Principal Accounting Officer, & Chairman of the Board
• Dates of Service: September 2017 — Present
• Responsibilities: Matt receives a cash compensation of $295,000 annual salary.

Other business experience in the past three years:

• Employer: uShip, Inc.
Title: Founder & Board Director
Dates of Service: January 2003 — Present
Responsibilities: Member of the board
• Employer: uShip, Inc.
Title: Board Director
Dates of Service: January 2003 — Present
Responsibilities: Member of the Company's Board of Directors
• Employer: Hitch, Inc.
Title: Chairman of the Board
Dates of Service: July 2018 — Present
Responsibilities: Board chair
• Employer: Hitch Technologies
Title: Chairman of the Board
Dates of Service: July 2018 — Present
Responsibilities: Member of the Company's Board of Directors

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Matthew Chasen
Amount and nature of Beneficial ownership: 34,904,270
Percent of class: 35.2%

RELATED PARTY TRANSACTIONS

Name of Person: Matthew Chasen
Relationship to Company: Officer
Nature / amount of interest in the transaction: See below
Material Terms: Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company's common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT's Convertible Seed Note I, which was converted into shares of common stock in 2022 para passu with other convertible note holders. The Company pays Mr. Chasen a salary of $295,000 per year as well as normal company benefits.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 140,000,000
• Outstanding: 102,719,886
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: The total amount outstanding includes 2,784,404 options and RSU's issued.

The total amount outstanding includes 788,820 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may pursue a listing on a stock exchange that could offer you the opportunity to sell via a public exchange, or may be acquired. However, these scenarios may never happen or one may happen but at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $4,199,998.02 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds".

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates are currently relatively high, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could

lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing an electric vertical takeoff and landing vehicle for personal flight. Our revenues are therefore dependent upon the market for electric vertical takeoff and landing vehicles for personal flight.

Some of our products are still in development and might not achieve their design specifications
LIFT has tested and validated only part of HEXA's flight envelope. It is possible that the product will not perform to its design specification in later stages of flight envelope testing or that the product may turn out not to be suitable for our desired flight operations. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of LIFT's suppliers to deliver components as agreed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file

an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other experiential entertainment activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
LIFT Aircraft Inc. was formed on September 22, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LIFT Aircraft has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
LIFT is a startup with a seven-year operating history. There is no assurance that LIFT will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. LIFT does generate some revenue from its initial, small scale rental operations, however it must scale its operation by producing more aircraft and opening more LIFT locations, which requires significant capital and involves substantial risk. As a result, LIFT is dependent upon the proceeds of this Offering and additional fund raises to continue HEXA production, vertiport launches, and other operations. Even if LIFT is successful in this Offering, LIFT's proposed business will require significant additional capital infusions. Based on LIFT's current estimates, LIFT will require a minimum of $20,000,000 in capital to fully implement its proposed business plan. If planned operating levels

are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which LIFT intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, LIFT may be forced to modify or abandon its business plan.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the company's business plan. Additionally, in other geographies the company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a technology-based business which operates systems connected to the internet, we may be vulnerable to hackers who may access the sensitive data contained in our systems. Further, any significant disruption in service on LIFT Aircraft or in its computer systems could reduce the attractiveness of the service and result in a loss of customers. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

The company faces risk due to customer concentration
The company's historical revenue comes almost exclusively from U.S. Department of Defense research and development contracts, and sales and leases of aircraft and flight demonstration and related services to foreign customers. There can be no assurances that additional defense contracts will be awarded to the Company or that additional aircraft and services will be purchased by our prospective customers.. Failure to effectively serve these customers or secure follow-on sales could result in a material future decline in revenue.

There is a possibility that we may not be able to continue as a "going concern"
We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

The development period for the HEXA will be ongoing
Even though the first and second generation of HEXA aircraft have been successful to date, LIFT expects to have to continually iterate on new versions as technology changes. The monetization of aircraft through sales and rentals may not scale as quickly as we expect. As a result, the receipt of scaling consumer flight revenues may occur later than projected. LIFT depends on receiving large amounts of capital and other financing to launch operating locations and continue its development work, with no assurance that LIFT will be successful in completing its development work or becoming profitable.

The company will face significant market competition
HEXA potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, LIFT could face competition from competitors of whom LIFT is not aware that have developed or are developing technologies that will offer alternatives to HEXA. Competitors could develop an aircraft that renders HEXA less competitive than LIFT believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results
LIFT's pre-order sales program includes non-binding letters of intent for HEXA aircraft. The letters of intent do not create an obligation on the part of the customer to purchase an aircraft. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other

materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on LIFT's financial results.

The Company may need to find new suppliers for key aircraft components or develop new manufacturing capabilities in house
We have single suppliers for several key components of our aircraft including our composite airframes, flight control computers, ballistic parachutes, and motors and propellers. Heavy reliance on a single supplier and manufacturer poses risks of shortages, price increases, changes, delay and other issues that could disrupt and adversely affect our business. If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers.

Developing new products and technologies entails significant risks and uncertainties
LIFT is currently in the early production phase of HEXA. Delays or cost overruns in the development or production of HEXA and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design, new or increased tariffs on imported components, or failure on the part of LIFT's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control
LIFT intends to produce the HEXA and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. LIFT's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on LIFT.

The company could be subject to legal liability as a result of operations
The company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse effects of liability judgments.

An accident could have a material adverse effect on the company's operations
Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or customer operations could have a material adverse effect on the company's operations, including but not limited to liability judgements against it. While LIFT maintains liability insurance for its operations, there is no guarantee that coverage will be sufficient. Additionally, flight accidents whether they involve LIFT's aircraft or other eVTOL aircraft could damage the brand and reputation of the company and industry, leading to customer adoption reluctance.

The company may also seek FAA certification

LIFT has designed HEXA to conform with Federal Aviation Regulation Part 103 requirements for ultralight aircraft. The company does not believe it needs to achieve FAA Certification for domestic HEXA flight operations and sales as long as it continues to conform to FAR Part 103 in terms of aircraft specifications and flight operations. However, ultralight flight operations are inherently limited and the company may seek a Special Airworthiness Certification by the Federal Aviation Administration under the recently released MOSAIC regulations expanding the light sport category. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in LIFT incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations affecting HEXA's certification or the costs of complying with such laws and regulations cannot be predicted.

We depend on key personnel

LIFT's future success depends on the efforts of key personnel, including its senior executive team. LIFT does not currently carry any key man life insurance on its key personnel or its senior executive team. However, LIFT may obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on LIFT. There can be no assurance that LIFT will be successful in attracting and retaining the personnel LIFT requires to develop and market the proposed HEXA aircraft and conduct LIFT's proposed operations.

The company's estimates of market demand may be inaccurate

LIFT has projected the market for the HEXA based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that LIFT's estimates for the number of HEXA aircraft that may be sold in the market will be as anticipated. In the event that LIFT has not accurately estimated the market size for and the number of HEXA aircraft that may be sold, it could have a material adverse effect upon LIFT, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others

LIFT has been issued U.S. Patent No. D931,182 covering HEXA's design and U.S. Patent No. 11,487,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System". If LIFT fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the HEXA aircraft, its competitive position could suffer. Notwithstanding LIFT's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to LIFT's

HEXA technology without infringing on any of LIFT's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue additional patents to LIFT or that any court will rule in LIFT's favor in the event of a dispute related to LIFT's intellectual property. In the absence of further patent protection, it may be more difficult for LIFT to maintain product differentiation with HEXA.

We have broad discretion in the use of the net proceeds from this offering and our use of the net proceeds may not yield a favorable financial return from purchasing shares
Our management will have broad discretion in the application of the net proceeds from this offering and may spend or invest these proceeds in ways with which you may not agree. The failure by our management to apply these funds effectively or in a manner that yields a favorable return or any return, and this could have a material adverse effect on our business, financial condition and results of operations.

You must keep records of your investment for tax purposes
As with all investments in securities, if you sell the Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Common Stock for you (and many brokers refuse to hold Regulation CF securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase shares may impact the return on your investment
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Ongoing Litigation Could Adversely Affect Our Financial Condition, Reputation, and Ability to Raise Capital
LIFT is currently involved in ongoing litigation initiated by Qarbon Aerospace LLC ("Qarbon"), a supplier of carbon fiber structural components for our aircraft. Qarbon has filed a lawsuit seeking payment for parts that LIFT rejected on the basis of manufacturing defects. LIFT has filed a countersuit against Qarbon for breach of contract, fraud, and fraudulent inducement, asserting that Qarbon failed to produce parts conforming to LIFT's specifications, that the defects were the result of inadequate manufacturing processes, and that Qarbon knowingly withheld disclosure of these defects. Qarbon does not deny the existence of the defects, rather they assert that they are design defects not manufacturing defects.

While we believe our claims are well-supported by the facts and evidence in the case, litigation is inherently uncertain and may result in unfavorable judgments, increased legal costs, or reputational damage. In addition, these defects and the delays caused by Qarbon's refusal to repair or replace the parts has resulted in significant delays in our production, delays or losses of anticipated aircraft sales, and the loss of significant contract revenue. LIFT is transitioning to a different supplier for these structural composites.

If we are unable to resolve this matter on favorable terms, or if litigation persists longer than expected, our financial condition, operating performance, and ability to execute on our business plan may be materially and adversely affected.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES
Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

LIFT Aircraft Inc.

By /s/ *Matthew Chasen*

Title: Founder, CEO, Principal Accounting Officer, & Chairman of the Board

By /s/ *Matthew Chasen*

Name: Matthew Chasen
Title: Founder, CEO, Principal Accounting Officer, & Chairman of the Board

By /s/ *Matthew Chasen*

Name: Matthew Chasen
Title: Founder, CEO, Principal Accounting Officer, & Chairman of the Board

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
LIFT Aircraft
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1110 Wells Fargo Checking (x8784)	7,458.61
1120 PayPal Bank	0.00
1130 Transferwise Holding Account	625,687.12
1140 SVB Bank Account - 6986	1,315.67
1150 SVB Collateral MMA - 4892	0.00
Paypal	0.00
Total for Bank Accounts	**$634,461.40**
Accounts Receivable	
1210 Accounts Receivable	30,000.00
Total for Accounts Receivable	**$30,000.00**
Other Current Assets	
1220 Prepaid Expenses	26,279.35
1225 Leasehold Improvements	0.00
1230 Investments in Forka	169,221.83
1240 Undeposited Funds	0.00
1250 Security Deposits	94,901.92
1260 Customer Escrow Account	0.00
1301 WIP #001	0.00
1302 WIP #002	0.00
1303 WIP #003	0.00
1304 WIP #004	0.00
1305 WIP #005	0.00
1306 WIP #006	0.00
1307 WIP #007	0.00
1308 WIP #008	0.00
1309 WIP #009	0.00
1310 WIP #010	0.00
1311 WIP #011	0.00
1312 WIP #012	0.00
1313 WIP #013	0.00
1314 WIP #014	374,160.87
1315 WIP #015	335,347.59
1316 WIP #016	368,171.34
1317 WIP #017	366,156.18
1318 WIP #018	294,214.12

1319 WIP #019	246,273.73
1320 WIP #020	242,758.52
1321 WIP #021	223,496.03
1322 WIP #022	205,685.69
1323 WIP #023	199,583.30
1324 WIP #024	185,746.25
1325 WIP #025	150,708.33
1326 WIP #026	150,708.33
1327 WIP #027	150,261.40
1328 WIP #028	150,261.40
1400 WIP - unassigned materials	15,195.62
1480 Other Current Receivables	3,194.03
1490 Other Current Assets	53,020.61
2331 Health Insurance	0.00
2333 HSA Clearing	0.00
Total for 1490 Other Current Assets	**$53,020.61**
Total for Other Current Assets	**$4,005,346.44**
Total for Current Assets	**$4,669,807.84**
Fixed Assets	
1510 Tooling	2,373,609.87
1515 Battery Charging Equipment	313,292.39
1520 Heliwagon	0.00
1525 Simulator	283,573.07
1530 Magnum Trailer	11,636.27
1535 Aircraft Parachute	0.00
1540 Computers	25,312.91
1545 Robotics	2,029.99
1550 Landing Pad	1,185.94
1555 Cargo Adapter Kits	84,579.14
1600 Hexa Aircraft	
1601 Hexa #001	386,035.06
1602 Hexa #002	216,410.99
1603 Hexa #003	0.00
1604 Hexa #004	467,983.77
1605 Hexa #005	412,139.35
1606 Hexa #006	440,632.39
1607 Hexa #007	0.00
1608 Hexa #008	398,283.86
1609 Hexa #009	0.00
1610 Hexa #010	0.00
1611 Hexa #011	0.00
1612 Hexa #012	0.00
1613 Hexa #013	368,719.93

Airplane Components and parts	0.00
Total for 1600 Hexa Aircraft	**$2,690,205.35**
1899 Accumulated Depreciation	-5,232,701.22
Total for Fixed Assets	**$552,723.71**
Other Assets	
1990 Other Long-term Assets	
1991 Right-of-Use Asset	0.00
Total for 1990 Other Long-term Assets	**$0.00**
Total for Other Assets	**$0.00**
Total for Assets	**$5,222,531.55**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2120 Accounts Payable USD	942,487.50
Total for Accounts Payable	**$942,487.50**
Credit Cards	
2221 American Express 1008	1,124.10
2222 Capital One 6324	22,028.45
2223 Chase Credit Card	37,302.96
Total for Credit Cards	**$60,455.51**
Other Current Liabilities	
2310 Accrued Expenses	0.00
2320 Deferred Revenue	635,635.96
2330 Payroll Liabilities	
2332 Retirement	7,963.42
2334 Accrued Payroll Salaries & Wages	27,890.46
2336 Accrued Payroll Taxes	2,746.97
2338 Accrued ER Benefits	0.00
Total for 2330 Payroll Liabilities	**$38,600.85**
2490 Other Current Liabilities	0.00
Total for Other Current Liabilities	**$674,236.81**
Total for Current Liabilities	**$1,677,179.82**
Long-term Liabilities	
2510 Convertible Notes Payable	0.00
2511 Accrued Interest	0.00
2550 EIDL Loan	40,705.00
2555 Accrued Interest - EIDL Loan	6,537.20
2610 PPP loan	0.00
2650 Deferred Rent	0.00
2700 Warrant Liability	750,000.00
2990 Other Long Term Liabilities	
2991 Right-of-Use Liability	0.00

Total for 2990 Other Long Term Liabilities	**$0.00**
Total for Long-term Liabilities	**$797,242.20**
Total for Liabilities	**$2,474,422.02**
Equity	
3110 Common Stock	0.00
3111 APIC	6,577,645.56
3115 Crowdfunder - 2025	765,314.70
Total for 3111 APIC	**$7,342,960.26**
3120 Equity from Converted Notes	9,863,948.89
3170 Stock Based Compensation	500,356.32
Total for 3110 Common Stock	**$17,707,265.47**
Opening Balance Equity	0.00
3999 Retained Earnings	-12,527,043.71
Net Income	-2,432,112.23
Total for Equity	**$2,748,109.53**
Total for Liabilities and Equity	**$5,222,531.55**

Accrual Basis Sunday, April 26, 2026 08:54 PM GMTZ

Profit and Loss
LIFT Aircraft
January-December, 2025

	Total
Income	
4100 Income	
4120 Aircraft Sales	340,000.00
4140 R&D Services	1,253,737.44
4150 Customer Flight Revenue	36,513.00
4160 Exhibition Fees	450,728.85
4170 Software Licensing	117,910.68
4180 Training Fees & Certification Support	220,000.00
Total for 4100 Income	**$2,418,889.97**
Total for Income	**$2,418,889.97**
Cost of Goods Sold	
5000 Cost of Goods Sold	
5010 Cost of Aircraft - Sales	251,271.62
Total for 5000 Cost of Goods Sold	**$251,271.62**
Total for Cost of Goods Sold	**$251,271.62**
Gross Profit	**$2,167,618.35**
Expenses	
6100 Payroll Expenses	
6110 Wages	1,446,821.94
6120 Employer Portion of Benefits	159,432.65
6125 Employer Portion of Retirement	53,430.58
6130 Employer Portion of Tax	81,903.59
6140 Payroll Fees	7,791.83
6150 Other Labor Related Expense	13,054.12
6180 Stock Based Compensation	-183,072.85
Total for 6100 Payroll Expenses	**$1,579,361.86**
6170 Uniforms	4,685.05
6210 Contractors	913,854.28
6220 Legal & Professional Fees	
6221 Accounting	65,990.00
6222 Legal	7,977.70
6223 Business Consulting Fees	8,425.75
6229 Other Professional Fees	5,215.91
Total for 6220 Legal & Professional Fees	**$87,609.36**
6310 Advertising & Marketing	
6311 Marketing Expenses	82,363.15
6312 Signs, Brochures, Flyers, & Promotional Items	11,738.80
6313 Social Media	1,867.08

6314 Website	5,576.97
6319 Other Marketing & Advertising	15,062.68
Total for 6310 Advertising & Marketing	**$116,608.68**
6410 Car & Truck	
6411 Repair & Maintenance	585.37
6412 Fuel	10,402.50
Total for 6410 Car & Truck	**$10,987.87**
6420 Travel	
6421 Air	42,098.43
6422 Ground, Tolls, & Parking	17,591.57
6423 Lodging	54,783.56
6424 Mileage	7,209.17
6429 Other Travel Expenses	6,076.73
Total for 6420 Travel	**$127,759.46**
6430 Meals & Entertainment	6,492.25
6431 Travel Meals	34,741.68
6432 Entertainment	9,541.78
Total for 6430 Meals & Entertainment	**$50,775.71**
6500 R&D Costs	228,020.13
6505 Repair & Maintenance	16,499.48
6510 Rent Expense	
6511 Hangar Lease	5,000.00
6513 Storage Lease	16,193.59
6515 Equipment Lease	65,090.45
Total for 6510 Rent Expense	**$86,284.04**
6520 Utilities	7,861.51
6540 Equipment	
6541 R&D Equipment	365,850.79
6542 Office Equipment	4,828.63
6543 Other Equipment	4,152.21
Total for 6540 Equipment	**$374,831.63**
6600 Shipping	2,885.84
6605 Freight	36,141.18
6610 Mail	29,666.99
Total for 6600 Shipping	**$68,694.01**
6620 Office Supplies	11,030.59
6640 Subscriptions & Admin Software	29,080.24
6710 Charitable Contributions	5,102.65
6720 Taxes & Licenses	-17,404.41
6730 Merchant Processing Fees	1,766.30
6740 Insurance	
6742 Liability	91,756.76
6743 Worker's Comp	5,240.86

Total for 6740 Insurance	**$96,997.62**
6750 Bank Service Charges	3,878.63
6920 Depreciation	843,958.66
Total for Expenses	**$4,648,243.35**
Net Operating Income	**-$2,480,625.00**
Other Income	
7110 Interest Income	47,040.97
7190 Other Non-Operating Income	9,999.00
Total for Other Income	**$57,039.97**
Other Expenses	
Unrealized Gain or Loss	
7210 Interest Expense	8,527.20
Total for Other Expenses	**$8,527.20**
Net Other Income	**$48,512.77**
Net Income	**-$2,432,112.23**

Accrual Basis Sunday, April 26, 2026 08:54 PM GMTZ

Statement of Cash Flows
LIFT Aircraft
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable	
1220 Prepaid Expenses	
1250 Security Deposits	
1480 Other Current Receivables	
1899 Accumulated Depreciation	
2120 Accounts Payable USD	
2221 American Express 1008	
2222 Capital One 6324	
2223 Chase Credit Card	
2310 Accrued Expenses	
2320 Deferred Revenue	
2332 Payroll Liabilities:Retirement	
2334 Payroll Liabilities:Accrued Payroll Salaries & Wages	
2336 Payroll Liabilities:Accrued Payroll Taxes	.
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	.
Net cash provided by operating activities	.
INVESTING ACTIVITIES	
1230 Investments in Forka	
1515 Battery Charging Equipment	
1525 Simulator	
1607 Hexa Aircraft:Hexa #007	
1610 Hexa Aircraft:Hexa #010	
1991 Other Long-term Assets:Right-of-Use Asset	.
Net cash provided by investing activities	
FINANCING ACTIVITIES	
2555 Accrued Interest - EIDL Loan	
2991 Other Long Term Liabilities:Right-of-Use Liability	
3111 Common Stock:APIC	
3115 Common Stock:APIC:Crowdfunder - 2025	
3170 Common Stock:Stock Based Compensation	.
Net cash provided by financing activities	.
NET CASH INCREASE FOR PERIOD	.
Cash at beginning of period	.
CASH AT END OF PERIOD	

Sunday, April 26, 2026 08:54 PM GMTZ

Total
-2,432,112.23
1,334,270.76
-4,095.31
-5,000.00
-3,194.03
304,156.05
-44,950.51
-2,243.09
-4,879.92
22,749.12
-74,600.16
-1,813,021.94
3,539.27
6,083.80
1,640.71
-$279,545.25
-$2,711,657.48
-43,936.06
-754.33
-52,695.00
435,140.51
355,933.72
-0.13
$693,688.71
6,537.20
0.01
-76,689.93
765,314.70
-183,072.85
$512,089.13
-$1,505,879.64
$2,140,341.04
$634,461.40

	Preferred Stock		Common stock		Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount	Shares	Amount			
31-Dec-23	-	$ -	99,500,227	$ 9,655,015	$ 5,583,624	$ (10,396,749)	$ 4,841,890
Stock option compensation		-	-	579,130			579,130
Equity from convertible Note				313,233			313,233
APIC					1,070,710		1,070,710
Net income (loss)			-	-		(2,130,294)	(2,130,294)
31-Dec-24	-	$ -	98,490,761	$ 10,547,378	$ 6,654,335	$ (12,527,043)	$ 4,674,669
Stock option compensation				(183,073)		-	(183,073)
Equity from convertible Note				-		-	-
APIC					688,626	-	688,626
Net income (loss)						(2,432,112)	(2,432,112)
December 31, 2025	-	$ -	99,146,662	$ 10,364,305	$ 7,342,961	$ (14,959,155)	$ 2,748,110

NOTE 1 – NATURE OF OPERATIONS

LIFT Aircraft Inc. was formed on September 22, 2017 ("Inception") in the State of Delaware. The financial statements of LIFT Aircraft Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Austin, Texas.

LIFT Aircraft Inc. designs, develops, manufactures, sells and operates electric, vertical takeoff and landing ("eVTOL") aircraft. LIFT's first aircraft, HEXA-U, is a single seat, ultralight vehicle designed for short range personal flights not requiring a pilot's license under 14 CFR Part 103. The company is developing variants of HEXA, including Sport (HEXA-S) and Certified (HEXA-C) with different weight allowances and FAA airworthiness certifications for expanded use cases.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2026. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes revenues from aircraft and equipment sales, aircraft rentals, flight and operator training services, maintenance services, flight exhibition and appearance fees, license fees, and research and development services. when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for three prior annual periods. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 31, 2025, the Company's debt consists of one U.S. Small Business Administration Loan (EIDL) with an outstanding balance of $40,705.00 and a maturity date of 5/20/2050 and an interest rate of 3.75%. The Company has no other debt as of December 31, 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 140,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2025 the company has currently issued 103,013,251 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company had no related party transactions in 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 27, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Matthew D. Chasen, the Principle Executive Officer of LIFT Aircraft Inc., hereby certify that the financial statements of LIFT Aircraft Inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

LIFT Aircraft Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 27, 2026.

_____

Title: Chief Executive Officer
Date: April 27, 2026